United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 0-23538	CUSIP Number 200080109
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		March 31, 2012
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Motorcar Parts of America, Inc.
Full Name of Registrant

Former Name if Applicable
2929 California Street
Address of Principal Executive Office (Street and Number)
Torrance, CA 90503
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's filing of its Report on Form 10-K is delayed due to the Registrant's inability to timely process the financial information for the fiscal year and present it to the Registrant's independent registered public accounting firm for review and comment prior to the filing deadline. The Registrant does anticipate filing its annual report within the additional time provided by this filing. The delay in processing is a result of the Registrant's acquisition of (i) all of the outstanding equity of Fenwick Automotive Products Limited, a corporation incorporated under the laws of Ontario ("FAPL"), (ii) all of the outstanding equity of Introcan Inc., a Delaware corporation ("Introcan"), and (iii) 1% of the outstanding equity of Fapco S.A. de C.V., a Mexican variable capital company ("Fapco") (collectively, "Fenco").

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

David Lee	(310)	972-5141
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  The results of operations for the fiscal year ended March 31, 2012 are expected to show significant changes when compared to the last fiscal year. These changes reflect, among other things, the acquisition of Fenco and the restatement of Fenco's financials to reflect Fenco's adoption of US GAAP (rather than Canadian GAAP), net-of-core accounting, the establishment of various reserves, conversion from Canadian dollar to US dollar, and the adoption of various accounting policies related to inventory and accounts receivable. As the Registrant is currently still processing its financial information for the fiscal year ended March 31, 2012, a reasonable quantitative estimate of the results for such fiscal year cannot be made at this time.

Motorcar Parts of America, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	06-14-2012	By /s/	David Lee /s/ Kevin Daly	Title:	Chief Financial Officer | Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).